EXHIBIT 99.1

Alamos Gold Receives GSM Permit for Kirazlı Project

TORONTO, July 25, 2018 (GLOBE NEWSWIRE) -- Alamos Gold Inc. (TSX:AGI) (NYSE:AGI) (“Alamos” or the “Company”) today reported it has been granted the GSM (Business Opening and Operation) permit required for the development of its Kirazlı project, by the Çanakkale Governorship in Turkey.

“We are very pleased to have achieved this key milestone. With the Environmental Impact Study and Forestry Permits having been previously approved, we have all the required permits to ramp up full scale construction activities.  As one of the lowest-cost and highest return gold projects in the world, Kirazlı will be a significant driver of free cash flow growth with initial production expected in 2020,” said John A. McCluskey, President and Chief Executive Officer.

As outlined in the 2017 feasibility study, Kirazlı has a 44% after-tax internal rate of return and is expected to produce over 100,000 ounces of gold during its first full year of production at mine-site all-in sustaining costs of less than $400 per ounce.  This is expected to bring consolidated production to over 600,000 ounces per year, while significantly lowering the Company’s cost profile.

The Company will be mobilizing for full scale construction activities over the next two months.  The initial capital estimate for Kirazlı is $152 million of which $50 to $60 million is expected to be spent in 2018, inclusive of $10 million spent through the first half of 2018. The bulk of the remaining initial capital will be spent in 2019 and the first half of 2020. Based on the current timelines, the Company expects initial production from Kirazlı in the second half of 2020.

Qualified Persons

Chris Bostwick, FAusIMM, Alamos Gold’s Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101. For further information pertaining to the 2017 feasibility study, please see press release titled “Alamos Gold Announces Positive Feasibility Study for Kirazlı Project”, dated February 15, 2017, and the corresponding technical report, both available under the Company's profile on SEDAR at www.sedar.com and on the Alamos website at www.alamosgold.com.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

All amounts are in United States dollars, unless otherwise stated.

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

This news release contains statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws, “forward-looking statement(s)”.  All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are, or may be deemed to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “is expected” "believes", "anticipates", "will", "intends", "estimates", "forecast", "budget" or variations of such words and phrases and similar expressions or statements that certain actions, events or results ”may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: development delays at the Kirazlı project, the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses, permits and authorizations for the Company’s development stage and operating assets; changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Turkish Lira and U.S. dollar); the impact of inflation; any decision to declare a dividend; community relations; project specific litigation; disruptions affecting our Turkish operations; availability of and increased costs associated with mining inputs and labour; contests over title to properties; changes in national and local government legislation (including tax legislation); risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and, risks arising from holding derivative instruments.

Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company’s latest Form 40-F/ Annual Information Form and MD&A, each under the heading “Risk Factors”, available on file with the SEC and Canadian provincial securities regulatory authorities. The foregoing should be reviewed in conjunction with the information found in this news release.  The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.